

Mail Stop 3030

February 17, 2009

Via U S Mail and FAX [(408) 855-4999]

J. Michael Gullard
Interim Chief Executive Officer
Alliance Semiconductor Corporation
4633 Old Ironsides Drive
Santa Clara, California 95054

> **Re: Alliance Semiconductor Corporation
>   Form 10-K for the fiscal year ended March 31, 2008
>   File No. 0-22594**

Dear Mr. Gullard:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

> Sincerely,
>
>
> Brian Cascio
> Accounting Branch Chief

Copy to: Peter J. Tennyson, Esq.
              Paul, Hastings, Janofsky & Walker
              Telecopier Number (714) 668-6337